Algonquin Power & Utilities Corp. Announces 10% Dividend Increase and Declares First Quarter 2017 Common Share Dividend of U.S. $0.1165 (Cdn. $0.1533)

Oakville, Ontario – January 16, 2017 - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN, NYSE: AQN) announced that the Board of Directors of APUC (the “Board”) approved a dividend increase of U.S. $0.0424 annually per common share for a total annual dividend of U.S. $0.4659 per common share, paid quarterly at a rate of U.S. $0.1165 per common share.

APUC also announced today that the Board has declared a dividend of U.S. $0.1165 per share on its common shares, payable on April 14, 2017 to the shareholders of record on March 31, 2017 for the period from January 1, 2017 to March 31, 2017. Shareholders can elect to receive the dividend in the amount of Cdn. $0.1533.

“With the recent acquisition of The Empire District Electric Company, along with the completion of other successful renewable energy project initiatives this past year, APUC has experienced transformative growth across the organization,” commented Ian Robertson, Chief Executive Officer of APUC. “This 10% increase in our dividend is well underpinned by the increased 2017 earnings and cash flows arising in connection with these achievements.”

The common share dividend will be paid in cash or, if a shareholder has enrolled in the shareholder dividend reinvestment plan (the “Plan”), dividends will be reinvested in additional shares (“Plan Shares”) of APUC as per the Plan, based on equivalent Canadian funds. Plan Shares will be acquired by way of a Treasury Purchase at the average market price as defined in the Plan less a 5% discount for the first quarter of 2017.

Pursuant to the Income Tax Act (Canada) and corresponding provincial legislation, APUC hereby notifies its common shareholders that such dividends declared qualify as eligible dividends.

The quarterly dividends payable on common shares are declared in U.S. dollars. Beneficial shareholders (those who hold common shares through a financial intermediary) who are resident in Canada or the United States may request to receive their dividends in either U.S. dollars or the Canadian dollar equivalent by contacting the financial intermediary with whom the common shares are held. Unless the Canadian dollar equivalent is requested, shareholders will receive dividends in U.S. dollars, which, as is often the case, the financial intermediary may convert to Canadian dollars. Registered shareholders receive dividend payments in the currency of residency. Registered shareholders may opt to change the payment currency by contacting CST Trust Company at 1-800-387-0825 prior to the record date of the dividend.

The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada noon exchange rate on the declaration date.

About Algonquin Power & Utilities Corp.
APUC is a North American diversified generation, transmission and distribution utility with $10 billion of total assets. Liberty Utilities provides rate regulated natural gas, water and electricity generation, transmission and distribution utility services to over 782,000 customers in the United States. APUC is committed to being a North American leader in the generation of clean energy through its portfolio of long term contacted wind, solar and hydroelectric generating facilities representing more than 1,150 MW of installed capacity. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares, preferred shares, and instalment receipts are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, AQN.PR.D, and AQN.IR. APUC’s common shares are also listed on the New York Stock Exchange under the symbol AQN. Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

For Further Information:
Ian Tharp
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Suite 100, Oakville, ON L6J 2X1
Telephone: (905) 465-6770